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Exhibit 3.1

SECRETARIAL CERTIFICATE

        I, Frank L. Fernandez, Secretary of The Home Depot, Inc., a Delaware corporation (the "Company"), certify that the following is a true, complete and correct copy of the resolutions duly adopted at a meeting of the Board of Directors of the Company on August 6, 2004, and that such resolutions have not been modified, amended or rescinded and remain in full force and effect on the date hereof:

    RESOLVED, that, effective August 6, 2004, the Board elects to be governed by Section 141(c)(2) of the Delaware General Corporation Law; and

    FURTHER RESOLVED, that, the Board amends Article II, Section 7 of the Company's By-Laws to read as follows:

    The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the resolution of the Board of Directors and to the extent permitted by law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board.

Dated: August 31, 2004

/s/ FRANK L. FERNANDEZ Frank L. Fernandez Secretary

[Corporate Seal]

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  Exhibit 3.1